UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CALGON CARBON CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-10776	25-0530110
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

P.O. Box 717, Pittsburgh, PA 15230-0717	15230-0717
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (412) 787-6786

Richard D. Rose, Senior Vice President, General Counsel and Secretary   (412) 787-6876

(Name and telephone number, including area code, of the

person to contact in connection with the report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01. Conflict Minerals Disclosure and Report

Calgon Carbon Corporation (“Calgon Carbon”, “we” or “our”) has evaluated its current product lines and determined that certain products that we manufacture or contract to manufacture contain tin, tungsten, tantalum, or gold, which are defined as “conflict minerals” by the United States Securities and Exchange Commission that are necessary to the functionality or production of our products. Accordingly, Calgon Carbon is filing this disclosure along with a Conflict Minerals Report to disclose the measures we have taken to determine the origin of the conflict minerals used in our products.

Conflict Minerals Disclosure

We undertook due diligence measures, including surveying our direct suppliers via a survey template for conflict minerals, to try to determine the sources of these minerals, which we purchase through a supply chain.

Currently, we do not have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

A copy of Calgon Carbon’s Conflict Minerals Report for the reporting period from January 1, 2013 to December 31, 2013 is filed as Exhibit 1.02 hereto and is publicly available at www.calgoncarbon.com, under the heading “For Investors”. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02. Exhibits

Section 2 — Exhibits

Item 2.01.  Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CALGON CARBON CORPORATION
(Registrant)

Date: May 29, 2014	/s/ Richard D. Rose
(Signature)
Richard D. Rose
Senior Vice President, General Counsel and Secretary